SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1 Translation of letter to the Buenos Aires Stock Exchange dated June 8, 2020.

Autonomous City of Buenos Aires, June 8, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref. Changes in the Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules, we inform you that FIX SCR S.A. (“FIX”), an affiliate of Fitch Ratings, modified the rating of the following instruments issued by the Company from AAA (arg) to AA (arg): Negotiable Obligations Class XLI, Class XLII, Additional Class XLII, Class XLIII, Class XLVI, Additional Class XLVI, Class XX, Class XXII, and Class XXXIV all issued under the YPF Global Medium-Term Note Program in an aggregate principal amount at any time outstanding not to exceed US$ 10,000,000,000 (ten billion U.S. Dollars) or the equivalent amount in other currencies. Likewise, it includes the ratings of Class III, Class IV, Class VI, Additional Class VI, Class IX and Class XI issued under the Simplified Frequent Issuer Regime.

A Negative Rating Watch (Alert) was assigned to all ratings. The abovementioned FIX report is available in Spanish at: https://www.fixscr.com/site/download?file=H04ZS0M5Kse9ttkCDptCDjwS18b8sSTO.pdf.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 9, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer